UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    Form N-8F
   Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1):

     [X]  Merger

     [ ]  Liquidation

     [ ]  Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [ ]  Election of status as a Business Development Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund: Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios (Series M) LLC

3.   Securities and Exchange Commission File No.: 811-21999

4.   Is this an initial Form N-8F or an amendment to a previously filed Form
     N-8F?

     [X] Initial Application           [ ] Amendment

5.   Address of Principal Executive Office:

     731 Lexington Avenue, 25th Floor
     New York, NY 10022

6. Name, address and telephone number of the individual the Commission staff should contact with any questions regarding this form:

     Nathan J. Greene
     Shearman & Sterling LLP
     599 Lexington Avenue
     New York, NY 10022
     Tel:  (212) 848-4668


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7.   Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act:

     The records held in accordance with rules 31a-1 and 31a-2 are kept by the Applicant's Custodian and its Investment Adviser:

     Custodian:
     ---------
     PFPC, Inc.
     400 Bellevue Parkway
     Wilmington, Delaware 19809
     Tel: (302) 791-1700

     Applicant's Investment Adviser:
     ------------------------------
     Citigroup Alternative Investments LLC
     731 Lexington Avenue, 25th Floor
     New York, New York 10022
     Tel: (212) 559-4999

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund:

     [X]  Management Company

     [ ]  Unit investment trust

     [ ]  Face-amount certificate company

9.   Subclassification if the fund is a management company:

     [ ]  Open-end                     [X] Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

     Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

     Investment Adviser:
     ------------------
     Citigroup Alternative Investments LLC
     731 Lexington Avenue, 25th Floor
     New York, New York 10022


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12.  Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

     Not Applicable

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es): Not Applicable

     (b)  Trustee's name(s) and address(es): Not Applicable

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

     [ ]  Yes      [X]  No

     If Yes, for each UIT state:

              Name of UIT             File No.               Address
              -----------             --------               -------



15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes     [ ]  No

          If Yes, state the date on which the board vote took place:

          February 17, 2006

          If No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [X]  Yes     [ ]  No

          If Yes, state the date on which the shareholder vote took place:

          November 29, 2006

          If No, explain:




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II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

          [ ]  Yes     [X]  No

     (a)  If Yes, list the date(s) on which the fund made those distributions:

          Not Applicable

     (b)  Were the distributions made on the basis of net assets? Not Applicable

          [ ]  Yes     [ ]  No

     (c) Were the distributions made pro rata based on share ownership? Not Applicable

          [ ]  Yes     [ ]  No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not Applicable

     (e) Liquidations only: Were any distributions to shareholders made in kind?

          [ ]  Yes     [ ]  No

          If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17.  Closed-end funds only: Has the fund issued senior securities?

     [ ]  Yes      [X]  No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

     [ ]  Yes      [X]  No

     If No,



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     (a)  How many shareholders does the fund have as of the date this form is filed? 0

     (b)  Describe the relationship of each remaining shareholder to the fund:
          Not Applicable

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [ ]  Yes      [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

     [ ]  Yes      [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [ ]  Yes     [ ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

     [ ]  Yes      [X]  No

     If Yes,
     (a)  Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information about Event(s) Leading to Request for Deregistration

22.  (a)  List the expenses incurred in connection with the Merger or
          Liquidation:

          (i)   Legal expenses: $266,852.96
          (ii)  Accounting expenses: $0



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          (iii) Other expenses (list and identify separately):
                       Proxy Solicitation and Mailing: $59,490

          (iv)  Total expenses (sum of lines (i) - (iii) above): $326,343.12

     (b)  How were those expenses allocated?

          Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC paid those expenses directly related to the proposed combination and the Proxy Statement not exceeding 0.10% of the combined unaudited net asset value of its two series, Multi-Strategy Series M and Multi-Strategy Series G as of March 31, 2006 (i.e., not exceeding $252,930). These expenses were applied to each of Multi-Strategy Series M and Multi-Strategy Series G in proportion to its net assets. Any additional expenses directly related to the proposed combination and this Proxy Statement were borne by Citigroup Alternative Investments LLC.

     (c)  Who paid those expenses?

          See (b) above.

     (d)  How did the fund pay for unamortized expenses (if any)?

          Not applicable.

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [ ]  Yes      [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

     [ ]  Yes      [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [ ]  Yes      [X]  No




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     If Yes, describe the nature and extent of those activities:

     VI.  Mergers Only

26. (a) State the name of the fund surviving the Merger: Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios LLC

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger: 811-21190

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          A Form of the Agreement and Plan of Reorganization was filed on September 21, 2006 as Exhibit 1 to the Proxy Statement/Prospectus included in the Registration Statement on Form N-14, File Number 333-133590.

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.




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                                  VERIFICATION

The undersigned states that: (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios (Series M) LLC, (ii) he or she is the Assistant Secretary of Citigroup Alternative Investments Multi-Adviser Hedge Fund Portfolios (Series M) LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.


                                            /s/ Christopher Hutt
                                            -------------------------------
                                            Christopher Hutt
                                            Assistant Secretary




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